UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BELLATRIX EXPLORATION LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

078314705
(CUSIP Number)

June 30, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314705	13G/A	Page 2 of 5 Pages

1	Names of Reporting Persons

Polar Asset Management Partners Inc.
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization

Canada
	5	Sole Voting Power

		5,844,758
Number of Shares	6	Shared Voting Power
Beneficially
Owned by Each		0
Reporting Person	7	Sole Dispositive Power
With:
		5,844,758
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

5,844,758
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

14.3%
12	Type of Reporting Person (See Instructions)

IA

CUSIP No. 078314705	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

The name of the issuer is Bellatrix Exploration Ltd. (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 1920, 800 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

Item 2.

(a)	Name of Person Filing:

This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws on Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") and certain managed accounts (together with PMSMF, the “Polar Vehicles”) with respect to the Shares (as defined below) directly held by the Polar Vehicles.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c)	Citizenship:

The citizenship of the Reporting Person is Canada.

(d)	Title and Class of Securities:

Common shares (the “Shares”)

(e)	CUSIP No.:

078314705

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 078314705	13G/A	Page 4 of 5 Pages

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission.

Item 4.	Ownership

On June 4, 2019, the Company completed a recapitalization transaction (the “Recapitalization Transaction”), as described in the Company’s management information circular dated April 19, 2019, filed with the SEC on the Company’s Report on Form 6-K dated April 24, 2019 (the “Form 6-K”) and implemented pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. The percentages used herein are calculated based upon 40,863,008 Shares reported to be outstanding upon completion of the Recapitalization Transaction, as reported in the Company’s Form 6-K. The Recapitalization Transaction included, among other things, the exchange of the Company’s 6.75% convertible debentures due 2021, including those held directly by the Polar Vehicles and Polar Opportunities Fund, a Cayman Islands exempted company, into new Shares.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Item 2. The Polar Vehicles have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of more than 5% of the Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

CUSIP No. 078314705	13G/A	Page 5 of 5 Pages

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2019

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Greg Lemaich
Name: Greg Lemaich
Title:   General Counsel